EXHIBIT 1

IMMEDIATE RELEASE

Contact:	Brian Yuen
Global-Tech USA, Inc.
Tel.: 212-683-3320

Web Page:	http://www.businesswire.com/cnn/gai.shtml

GLOBAL-TECH APPLIANCES REPORTS THIRD QUARTER RESULTS AND

REMAINS CONFIDENT ABOUT ITS NEW BUSINESS INITIATIVES

Hong Kong, February 10, 2004 — Global-Tech Appliances Inc. (NYSE: GAI) announced today its net sales and earnings for the third quarter of fiscal 2004 ended December 31, 2003.

Net sales for the third quarter of fiscal 2004 were $16.9 million, up 2.1% from $16.5 million for the third quarter of fiscal 2003. Net loss for the third quarter of fiscal 2004 was $0.8 million, or $0.07 per share, compared to a net income of $0.8 million, or $0.06 per share, in the prior corresponding fiscal period. Results for the third quarter of fiscal 2003 included a net loss of $0.2 million from discontinued operations.

Net sales for the nine months ended December 31, 2003 were $51.5 million, compared to $61.4 million for the prior corresponding nine-month period. Net loss for the first nine months of fiscal 2004 was $0.7 million, or $0.06 per share, compared to a net income of $5.3 million, or $0.44 per share, in the first nine months of fiscal 2003, which included losses from discontinued operations of $0.8 million.

John C.K. Sham, President and Chief Executive Officer, said: “We believe our core business has begun to stabilize and it continued to generate positive cash flow in the third quarter of fiscal 2004. Our net loss in the third fiscal quarter was primarily attributable to the additional expenditures we incurred to accelerate the development and introduction of display-oriented products. Expenditures for our display-oriented product and organic light emitting diode (OLED) display programs in the first nine months of fiscal 2004 were approximately $2.8 million, compared to approximately $1.0 million in the prior corresponding period.”

Mr. Sham continued, “Two models of liquid crystal display televisions (LCD TVs) have been developed and tooled, and we recently began submitting product samples to prospective customers in both the North American and European markets for their evaluation. Other models of flat-panel display televisions, including plasma and high-definition LCD TVs, as well as other display-related products that we expect to introduce in the near future are also currently under development utilizing a number of different technologies.”

Mr. Sham concluded, “The initial response from potential customers for our display-oriented products has exceeded our expectations. We are also encouraged by the status of discussions with potential customers, which we anticipate could lead to their placing of product orders for shipment in the coming months. Moreover, we believe that our experience in supporting branded customers will be an invaluable asset in our efforts to sell and market display-oriented products worldwide. We are committed to achieving a successful transformation of a portion of our business to the production of higher-value, technology-oriented products and continue to believe that these plans will come to full fruition.”

Global-Tech is a holding company whose subsidiaries currently design, manufacture, and market a wide range of small household appliances in four primary product categories: kitchen appliances; garment care products; travel products and accessories; and floor care products. The products are marketed by customers under brand names such as Black & Decker®, DeLonghi®, Dirt Devil®, Eureka®, GE®, Hamilton Beach®, Kenwood®, Proctor-Silex®, Sanyo®, Sunbeam®, and West Bend®.

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, the financial condition of the Company’s customers, product demand and market acceptance, the success of new product development, reliance on material customers and key strategic alliances, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its most recent Report on Form 20-F. The Company does not undertake to update our forward-looking information, or any other information contained or referenced in this press release to reflect future events or circumstances.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Amounts expressed in United States dollars)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2003	2002	2003	2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share data)
Net sales	$16,884	$16,544	$51,486	$61,403
Cost of goods sold	(13,549)	(12,418)	(40,717)	(44,836)

Gross profit	3,335	4,126	10,769	16,567
Selling, general and administrative expenses	(4,440)	(3,487)	(12,394)	(11,034)

Operating income (loss)	(1,105)	639	(1,625)	5,533
Other income, net	342	413	1,003	1,172

Income (loss) from continuing operations before income taxes	(763)	1,052	(622)	6,705
Provision for income taxes	(31)	(110)	(72)	(546)

Income (loss) from continuing operations	(794)	942	(694)	6,159
Loss from discontinued operations, net of applicable income tax of nil	—	(175)	—	(812)

Net income (loss)	$(794)	$767	$(694)	$5,347

Basic and diluted earnings (loss) per common share	$(0.07)	$0.06	$(0.06)	$0.44

Basic and diluted weighted average number of shares outstanding	12,154	12,141	12,147	12,141

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in United States dollars)

	December 31, 2003	March 31, 2003
	(unaudited)	(audited)
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$16,351	$21,515
Callable deposit	5,000	—
Restricted cash	843	831
Short-term investments	43,867	41,401
Accounts receivable, net	10,874	10,247
Deposits, prepayments & other assets	2,214	2,681
Inventories, net	8,806	7,507

Total current assets	87,955	84,182

Property, plant and equipment	31,160	32,649
Land use rights	1,899	1,938
License	3,071	3,593
Patents	228	242
Promissory note receivable	635	716
Loan to a director	152	228

Total assets	$125,100	$123,548

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term bank loans	$417	$512
Accounts payable	7,107	5,153
Fees payable for land use rights	91	273
Salaries and allowances payable	943	585
Accrued expenses	1,800	1,576
Income tax provision	3,745	3,727

Total current liabilities	14,103	11,826
Long-term bank loans	86	316
Deferred tax liabilities, net	119	65

Total liabilities	14,308	12,207

Shareholders’ equity:
Preferred stock, par value $0.01; 1,000,000 shares authorized, no shares issued	—	—
Common stock, par value $0.01; 50,000,000 shares authorized; 12,838,108 and 12,830,000 shares issued as of December 31, 2003 and March 31, 2003	128	128
Additional paid-in capital	81,753	81,753
Retained earnings	33,939	34,682
Accumulated other comprehensive deficit	(535)	(622)
Less: Treasury stock, at cost, 679,147 and 689,147 shares as of December 31, 2003 and March 31, 2003	(4,493)	(4,600)

Total shareholders’ equity	110,792	111,341

Total liabilities and shareholders’ equity	$125,100	$123,548

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